UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138498

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Grab Announces Results of Repurchase of Term Loan B

On November 16, 2022, Grab Holdings Limited (“Grab”) commenced a Dutch auction tender offer (the “Auction”) to repurchase up to $750 million of its outstanding Term Loan B, as approved by its Board of Directors and announced on November 16, 2022.

Today Grab announced that it has concluded the Auction and completed the repurchase of Term Loan B in the aggregate principal amount of $750 million for an aggregate consideration of $738.0 million, reflecting an average purchase price of approximately $98.40. Together with an aggregate principal amount of $98.5 million previously and separately repurchased, Grab will be extinguishing an aggregate principal amount of $848.5 million of Term Loan B.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

Date: November 30, 2022	By:	/s/ Christopher Betts
	Name:	Christopher Betts
	Title:	General Counsel